[LETTERHEAD OF SULLIVAN & CROMWELL LLP]

April 18, 2005

BY EDGAR

Ms. Barbara Jacobs,
Assistant Director,
Division of Corporation Finance,
Securities and Exchange Commission,
450 Fifth Street, N.W.,
Washington, DC 20549.

  Re:
  VeriFone Holdings, Inc.
  Amendment No. 2 to Registration Statement on Form S-1
  Filed March 28, 2005
  File No. 333-121947

Dear Ms. Jacobs:

        On behalf of our client, VeriFone Holdings, Inc. (the "Company"), we have set forth below the Company's responses to the comments contained in the comment letter, dated April 14, 2005, from the staff (the "Staff") of the Securities and Exchange Commission, relating to Amendment No. 2, filed March 28, to the registration statement on Form S-1 (File No. 333-121947) (as so amended, the "Registration Statement") filed by the Company on February 23, 2005. The Company is concurrently filing via EDGAR Amendment No. 3 to the Registration Statement ("Amendment No. 3"). Amendment No. 3 reflects the Company's responses to the Staff's comments as well as certain updating information and conforming changes. We are also providing courtesy hard copies of Amendment No. 3, and this letter, including a version of Amendment No. 3 marked to reflect changes from the March 28 filing, to you, as well as to Chris Davis, Mark Kronforst and Daniel Lee of the Staff.

        In light of current market conditions, the Company intends to commence distributing the preliminary prospectus filed as part of the Registration Statement and commence the offering of its shares for its initial public offering this week. The Company anticipates being in a position to price the offering in the middle of the week of April 25 and would therefore aim to have the registration statement declared effective on or about April 26. The Staff's assistance in facilitating this schedule would be greatly appreciated.

        In response to a number of the comments, the Company has changed or supplemented the disclosures in the Registration Statement. It is doing so in order to cooperate with the Staff and address the Staff's views in a constructive manner and not because the Company believes its prior filings were deficient or inaccurate in any respect. Accordingly, any amendment to the Company's filings to implement these changes, or any changes implemented in future filings, should not be taken as an admission by the Company that prior disclosures were in any way deficient or inaccurate.

        The Company understands that the Staff's comments, even where the Staff requests or suggests a disclosure change, are based on the Staff's understanding which, by necessity, is based on the information available to it, which may be less complete than the information available to the Company. Accordingly, the Company understands that certain of the Staff's comments may be withdrawn or modified based on the additional explanation or information provided by the Company.

        Except as otherwise noted in this response letter, the information provided in response to the Staff's comments has been supplied by the Company, which is solely responsible for the adequacy and accuracy of the information as well as the disclosure in the Registration Statement. The Company also acknowledges that the Staff's comments or any changes in the disclosure in response to the Staff's comments do not foreclose the Securities and Exchange Commission from taking any action with respect to the Registration Statement, and that the Company may not assert the Staff's comments as a defense in any proceeding initiated by the Securities and Exchange Commission or any person under the federal securities laws of the United States.

        For ease of reference, we reproduce below the Staff's comments in bold, and include under each comment the Company's response. Unless otherwise indicated, all references to page numbers are to Amendment No. 3.

1.
We note that you have revised your calculation of "EBITDA, as adjusted" in Amendment No. 2 to your registration statement. We further note that you appear to clearly indicate in this and your previous filings that management relies on "EBITDA, as adjusted" to assess operating performance. Supplementally, explain to us how revising the calculation to no longer exclude foreign exchange items affects your continued assertion that management relies on this measure to asses your performance. In addition, please tell us which items are considered "other non-recurring charges" and explain how excluding these charges from this measure complies with Item 10(e)(1)(ii)(B) of Regulation S-K. We may have further comment.

  COMPANY RESPONSE: The Company supplementally advises the Staff that it has elected to assess operating performance based on the definition of "EBITDA, as adjusted," in the manner presented in the Registration Statement. This measure is defined and calculated on a basis that is consistent with the definition contained in the Company's secured credit facility. As indicated in the Company's prior response, the Company had previously used an EBITDA-based performance measure that excluded certain foreign exchange items. However, following the Company's review of the Staff's earlier comments a well as the consideration of the potential burden of calculating alternative EBITDA based measures and the Company's requirement to calculate and report "EBITDA, as adjusted" under its secured credit facility, the Company determined to rationalize its internal and external performance metrics and rely on the credit facility definition of EBITDA, as adjusted, for assessing its own operating performance.

  The Company also supplementally advises the Staff that the items considered as "non-recurring" under the definition of EBITDA, as adjusted, described in Note 5 on page 7 are those set out under the captions "Gain on sale of assets", "Refund of foreign unclaimed pension benefits" and "Loss on debt extinguishment" in Note 5 on page 8 of the Amendment. As is evident from the disclosures on page 8, each of these items has occurred only a single time during the reported periods, and resulted from a discrete event that is either incapable of recurring, or is not likely to recur. Moreover, the "Loss on debt extinguishment" represents an acceleration of costs that would otherwise have been recorded as interest expense and excluded in the calculation of EBITDA. Accordingly, the Company believes that excluding these changes from the measure is consistent with Item 10(e)(1)(ii)(B) of Regulation S-K.

2.
We note your disclosures on page 70 regarding the Brazilian tax audits. Please revise to clarify your statement that you do not expect to incur a material liability related to the $1.5 million assessment. Indicate whether you expect the assessment to be reduced by the Brazilian authorities or whether you are considering $1.5 million as not material. If you expect the amount to be reduced, indicate your basis for that expectation. In addition, clarify in your disclosure whether the amount of the expected assessment notice related to the second audit has been communicated to you and, if so, disclose that amount.

  COMPANY RESPONSE: The Company has revised the text of Amendment No. 3 at page 71 to clarify that the Company believes, based in part on advice of its Brazilian tax counsel, that it will prevail in the proceedings related to the first Brazilian tax and that it has not received notice as to the amounts expected to be assessed in the second audit.

3.
We have read your response to our prior comment no. 22 and note that you used a marketability discount of 35% in your January 31, 2003 valuation. Supplementally, provide us with objective support for this discount and explain how you considered the factors in paragraph 57 of the AICPA Audit and Accounting Practice Aid Series, "Valuation of Privately-Held Company Equity Securities Issued as Compensation."

2

  COMPANY RESPONSE: The Company has responded to the Staff's comment 3 by the attached memorandum, dated April 15, 2005, from the undersigned to Mark Kronforst and Chris Davis of the Staff.

* * *

  REVISED RESPONSE TO THE STAFF'S PRIOR COMMENT 52 TO THE REGISTRATION STATEMENT AS INITIALLY FILED ON JANUARY 11, 2005: The Company provides the following revised response to the Staff's prior comment 52, based on information received from the underwriters since the Company's revised response to prior comment 52 that was included with the Company's responses to the Staff's comments to Amendment No. 1 to the Registration Statement. Prior comment 52 appears below, immediately before the Company's revised response.

52.
Please tell us whether any member of the underwriting syndicate will engage in any electronic offer, sale or distribution of the shares and describe their procedures to us supplementally. If you become aware of any additional members of the underwriting syndicate that may engage in electronic offers, sales or distributions after you respond to this comment, promptly supplement your response to identify those members and provide us with a description of their procedures. Briefly describe any electronic distribution in the filing, and confirm, if true, that the procedures you will follow with respect to any electronic distribution will be consistent with those previously described to the Office of Chief Counsel.

  COMPANY RESPONSE: The Company understands the following from J.P. Morgan Securities Inc.:

  J.P. Morgan Securities Inc. plans to engage NetRoadshow, Inc. to host or access the preliminary prospectus on the Internet. The Internet address of NetRoadshow, Inc. is www.netroadshow.com. J.P. Morgan Securities Inc. has entered into an agreement with NetRoadshow, Inc. which will be supplementally provided to the Staff.

  The only material that will appear on NetRoadshow, Inc.'s website in connection with the offering will be a copy of the preliminary prospectus and the road show and that, in accordance with the agreement, NetRoadshow, Inc. will make the road show available only to those investors who have been provided with a password from the underwriters. An investor who is given the password may access the road show during a one-day period and will not be able to download, copy or print any portion of the road show transmission other than the preliminary prospectus. In the agreement, NetRoadshow, Inc. agrees to comply with its obligations under the terms of the response of the Office of Chief Counsel, Division of Corporation Finance, Securities and Exchange Commission, dated July 30, 1997, with respect to road show transmissions for registered offerings, as amended or updated by other no action letters relating to Internet road shows.

  The Company also understands the following from Lehman Brothers Inc.:

  Lehman Brothers Inc. or its affiliates may engage in the electronic offer, sale or distribution of the shares and, in each case, those activities will be conducted in accordance with procedures previously cleared by the Staff. One or more of the other members of the underwriting syndicate may engage in an electronic offer, sale or distribution of shares and may make a prospectus in electronic form available on the web site that they maintain. At the time the representatives of the underwriters send out invitations to participate in the offering to additional potential syndicate members, the underwriters that will be invited must accept the invitation on the basis that they will not engage in any electronic offer, sale or distribution of shares, or that if they do engage in those activities, that they will do so only on the basis that the procedures that these underwriters use for electronic offers, sales or distributions previously have been cleared by the Staff.

* * *

3

        If you have any questions or comments concerning the matters discussed above, please call me on (650) 461-5620 or Daniel N. Webb on (650) 461-5652.

Very truly yours,
/s/ SCOTT D. MILLER Scott D. Miller
cc:
Chris Davis
Mark Kronforst
Daniel Lee
(Securities and Exchange Commission)

  Douglas G. Bergeron
  Barry Zwarenstein
  (VeriFone Holdings, Inc.)

  Alan F. Denenberg
  (Davis Polk & Wardwell)

4

April 15, 2005

MEMORANDUM TO:	Chris Davis Mark Kronforst (Securities and Exchange Commission)
RE:	Comment No. 3 of the SEC Staff to Amendment No. 2 to Registration Statement on Form S-1 (File No. 333-121947) of VeriFone Holdings, Inc. (the "Company")

        As discussed with Mr. Daniel Lee, we are sending this response to Comment 3 of the comment letter, dated April 14, 2005, from the staff (the "Staff") of the Securities and Exchange Commission, relating to Amendment No. 2, filed March 28, to the registration statement on Form S-1 (File No. 333-121947) (as so amended, the "Registration Statement") filed by the Company on February 23, 2005. The Company is, in light of the current window that the Company has been advised is available in the offering timetable, and the relatively few outstanding Staff comments, anxious to resolve this comment as rapidly as possible and commence printing a preliminary prospectus to enable it to commence marketing the offering as early as Monday. As we communicated to Mr. Lee of the Staff Thursday, the Company would like to speak with you as early as practicable Friday to understand whether any concerns remain after you have had an opportunity to review this memorandum. Please call Scott Miller (650 461 5620) or Daniel Webb (650 461 5652) at your earliest convenience to arrange a time at which the Company could call.

        In response to Comment 3, the Company supplementally advises the Staff that the Company's board of directors with the assistance of Deloitte and Touche, valuation experts, used valuation best practices in determining the appropriate marketability discount in the Company's January 31, 2003 valuation. These best practices were memorialized in paragraph 57 of the AICPA Audit and Accounting Practice Aid Series, Valuation of Privately-Held-Company Equity Securities Issued as Compensation (the "practice aid"). The factors considered were as follows:

  •
  Prospects for liquidity, that is, expectations of a market in the future—the greater the prospects, the lower the discount would tend to be

        At the time of the January 31, 2003 valuation, the Company had no expectation for a liquidity event for its stockholders for at least 24 months. When the predecessor was acquired in July 2002 and continuing to January 2003 there were a number of Company specific factors that needed to be addressed before any serious contemplation could be given to a liquidity event. The Company experienced a number of deficiencies in its internal controls in the period following the 2002 acquisition that needed to be addressed prior to a public market liquidity event. In addition to the resources required to correct these deficiencies, the Company also needed to develop significant financial and operating infrastructure prior to a liquidity event. The Company also expected that it would be required to show two years of audited financial results with appropriate operating trends before a public market exit. The Company had poor operating performance with a history of losses to a marginal profit of $100,000 in the quarter ended January 31, 2003. The Company did not begin to make investments in public company infrastructure until the later half of the year ended October 31, 2004 related to management and Sarbanes-Oxley.

  •
  Number, extent, and terms of existing contractual arrangements requiring the enterprise to purchase or sell its equity securities—these could have varied effects on the size and direction of any marketability adjustment

        The Company had no contractual arrangements to sell any other equity securities at January 31, 2003 other than the planned sale of 729,947 shares of common stock to three executives in February and March 2003. The Company had the right, but not the obligation, to repurchase all common stock should employment cease with the holder of common stock.

  •
  Restrictions on transferability of equity securities by the holder—the lesser the extent and duration of any such restrictions, the lower the discount would tend to be

        The Company equity instruments had considerable restrictions on transferability which effectively limited the transferability of the equity instruments to transfers effected as part of, or subsequent to, an initial public offering by the Company. In addition, the equity under the Executive Equity program was subject to repurchase and a lapsing repurchase right in the event the holder left the Company's employment, the terms of which depended on whether the shares were or were not vested.

  •
  Pool of potential buyers—the larger the pool, the lower the discount would tend to be

        The potential pool of buyers was limited because GTCR had and was going to continue to have a controlling interest in the Company. As such the pool of parties willing to buy a minority stake were limited and additional investors were restricted to employees by GTCR.

  •
  Risk or volatility—the lower the perceived risk of the enterprise, or the lower the volatility of the price or value of its equity securities, the lower the discount would tend to be

        The enterprise specific risk for the Company was considerable as it was not a profitable enterprise when it was acquired in July 2002. The Company had capital and resource constraints which presented risks to the business of which the most significant were (1) illiquidity; (2) recent outsourcing of Contract Manufacturing which was unproven; and (3) lack of resources to expand internationally or rebuild infrastructure. In addition, the Company had its first profitable quarter ended January 2003. Based on the limited history subsequent to the July 2002 acquisition, the Company could not be certain that the operational changes being implemented subsequent to the acquisition were going to yield consistent profitable results.

  •
  Size and timing of distributions—the greater the amount of dividends paid by an enterprise, the lower the discount would tend to be (typically not a factor for early-stage enterprises, but possibly a factor for more mature enterprises)

        At January 31, 2003, the Company had no intention of paying any dividends for the foreseeable future and in fact was precluded under its then existing credit agreement from making distributions. Through January 2003, the Company was highly leveraged with high-rate debt and debt like instruments and, as such, the Company's intention was to use all free cash flow to repay debt. In fact, the Company did not service the interest accrual on its preferred equity. The Company was at an early stage and its ability to generate cash flow was not consistent enough to contemplate a dividend distribution.

  •
  Uncertainty of value—the more difficult it is to determine the value of an equity interest, the higher the discount would tend to be

        Lack of any independent, arms-length transactions in the common stock of the Company increase the uncertainty of the estimate of value for the common stock.

  •
  Concentration of ownership—the higher the concentration of ownership (for example, among founders or controlling shareholders), the higher the discount would tend to be

        As noted in our February 23, 2005 response to comment 58, the equity ownership was highly concentrated among GTCR and affiliates (68.3%), Trust Company of the West (6.7%), Gores Technology Group (12.26%) and management (12.84%).

        Empirical studies in the United States have shown that stocks without an active public market for their securities commonly trade at a discount from the values of their otherwise identical publicly traded counterparts. Therefore, the Company looked to various market studies of discounts on restricted securities. This discount is attributable to their lack of marketability. Data relating to restricted stock is frequently referenced in determining appropriate marketability discounts in the valuation of closely-held interests. These studies included, but were not limited to, the SEC Institutional Study; Gelman Study; Trout Study; Moroney Study; Maher Study; Standard Research Consultants Study; Willamette Management Associates Study; and the Robert W. Baird Studies.

        One of the most significant studies on this topic was the SEC Institutional Study. This study grouped the letter stock transactions into four categories: New York Stock Exchange ("NYSE"), American Stock Exchange ("ASE"), Over-the-Counter ("OTC") reporting companies, and non-reporting companies. In this instance, the non-reporting companies had discounts greater than 30%. The majority of transactions fell within the 30% to 40% range. Later studies confirmed discounts in excess of 30% with averages near 35%. After review of this study data and the company specific factors, we believe the application of a marketability discount approximating 35% was appropriate as of the January 2003 valuation date.

        Therefore, at January 31, 2003, based on no expectation for a liquidity event for at least 24 months, the Company's poor operating performance with a history of losses to a very meager profit of $100,000 in the quarter ended January 31, 2003, the small number of shareholders in the Company, and the market studies, the Company believes that it has followed the guidance in paragraph 57 of the practice aid in arriving at the 35% marketability discount.

Scott Miller
(Sullivan & Cromwell LLP)
cc:
Barry Zwarenstein
Brian Dowd
(VeriFone Holdings, Inc.)

  Daniel Lee
  (Securities and Exchange Commission)

  Gary Waring
  Dane Wall
  (Ernst & Young LLP)